Exhibit 99.2

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited)

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash	$3,491,907	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts (notes 5, 6)	5,794,612	5,594,368
Inventories	36,744	49,557
Prepaid expenses and deposits	1,759,941	2,054,793
	11,083,204	18,282,252
Non-current assets
Restricted cash	495,187	303,945
Property and equipment	593,949	460,974
Right of use assets	907,472	1,134,493
Intangible assets (note 7)	13,253,541	14,762,140
Goodwill (note 7)	11,963,187	12,283,100
Deferred tax assets	584,590	464,800
Total assets	$38,881,130	$47,691,704

Liabilities
Current liabilities
Trade and other payables and accrued liabilities (note 4)	$7,120,751	$5,380,701
Income tax payable	262,393	97,784
Share based payment liability (note 10)	132,790	551,201
Derivative warrant liability (note 9)	853,278	1,862,876
Current portion of long-term debt (note 8)	888,623	1,109,713
Current portion of lease obligations (note 16)	251,781	287,901
Current portion of contract liabilities	1,446,077	1,003,187
	10,955,693	10,293,363
Non-current liabilities
Deferred tax liability	1,037,454	1,199,266
Long-term debt (note 8)	7,648,396	11,999,108
Long-term contingent consideration (note 4)	84,838	166,603
Long-term lease obligations (note 16)	767,143	900,868
Other long-term liabilities	1,016,331	1,042,938
Total liabilities	21,509,855	25,602,146

Shareholders' Equity
Capital stock (note 10)	72,317,239	72,191,764
Contributed surplus	5,243,008	4,842,208
Accumulated other comprehensive income	38,021	74,526
Deficit	(60,226,993)	(55,018,940)
Total shareholders’ equity	17,371,275	22,089,558
Total liabilities and shareholders' equity	$38,881,130	$47,691,704

Subsequent events (note 20)

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Revenue (note 15)	$12,351,655	$8,191,812	$23,876,636	$16,446,034

Cost of Sales	6,257,453	4,210,733	12,293,385	8,447,120
Gross Profit	6,094,202	3,981,079	11,583,251	7,998,914

Expenses
Selling and administrative expenses	6,532,440	3,953,046	12,668,748	7,492,156
Research and development expenses	278,357	260,010	477,442	499,673
Stock based compensation (note 11)	540,580	6,687,792	1,492,776	6,773,787
Gain on revaluation of options (note 11)	(355,215)	–	(1,063,662)	–
Gain on revaluation of RSUs (note 11)	(134,205)	–	(308,458)	–
Foreign exchange loss (note 17)	489,803	153,400	748,563	368,725
Depreciation	139,853	70,101	275,567	143,656
Amortization (note 7)	1,079,784	1,118,014	2,103,414	2,292,822
	8,571,397	12,242,363	16,394,390	17,570,819

Loss before undernoted items	(2,477,195)	(8,261,284)	(4,811,139)	(9,571,905)

Interest expense	(241,128)	(335,594)	(580,841)	(667,013)
Accretion and other financing costs (note 8)	(156,307)	(254,712)	(289,280)	(519,661)
Gain (loss) on contingent consideration (note 4)	7,489	(109,269)	(96,072)	(13,275)
Gain on revaluation of the derivative warrant liability (note 9)	159,964	–	1,046,780	–
Restructuring costs	(154,727)	(238,037)	(169,108)	(360,253)
Business acquisition costs	(374,053)	–	(395,517)	–
Other income	120	4,841	729	8,294
	(3,235,837)	(9,194,055)	(5,294,448)	(11,123,813)

Current income tax expense	(110,135)	(43,348)	(172,642)	(1,358)
Deferred income tax recovery (expense)	147,834	(1,261,259)	259,037	(1,040,280)
Income tax recovery (expense)	37,699	(1,304,607)	86,395	(1,041,638)
Net loss for the period	$(3,198,138)	$(10,498,662)	$(5,208,053)	$(12,165,451)
Exchange gain (loss) on translating foreign operations	(449,303)	101,642	(36,505)	266,034
Comprehensive loss for the period	$(3,647,441)	$(10,397,020)	$(5,244,558)	$(11,899,417)

Net loss per share (note 12)
Basic	(0.11)	(0.42)	(0.17)	(0.49)
Diluted	(0.11)	(0.42)	(0.17)	(0.49)
Weighted average number of common shares outstanding - basic (note 12)	28,653,056	25,029,019	29,890,785	24,749,637
Weighted average number of common shares outstanding - diluted (note 12)	28,653,056	25,029,019	29,890,785	24,749,637

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars, unaudited)

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2021	$29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558
Comprehensive loss for the period	–	–	–	(5,208,053)	(36,505)	(5,244,558)
Shares issued due to exercise of restricted share units (note 10)	81,678	125,475	(125,122)	–	–	353
Stock-based compensation (note 11)	–	–	525,922	–	–	525,922
Balance as at June 30, 2022	$29,963,395	$72,317,239	$5,243,008	$(60,226,993)	$38,021	$17,371,275

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the period	–	–	–	(12,165,451)	266,034	(11,899,417)
Issuance cost reimbursement	–	1,673	–	–	–	1,673
Shares issued due to exercise of stock options (note 10)	178,333	322,547	(119,690)	–	–	202,857
Shares issued due to exercise of warrants and warrant repricing (note 10)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Shares issued due to exercise of restricted share units (note 10)	724,686	5,325,354	(5,999,951)	–	–	(674,597)
Stock-based compensation (note 11)	–	–	6,603,345	–	–	6,603,345
Balance as at June 30, 2021	25,618,324	$58,630,831	$4,800,219	$(47,505,642)	$187,128	$16,112,536

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cashflow

(Expressed in United States dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Cash provided by (used in)
Operating activities
Net loss for the period	$(3,198,138)	$(10,498,662)	$(5,208,053)	$(12,165,451)
Items not affecting cash:
Depreciation	139,853	70,101	275,567	143,656
Amortization	1,079,784	1,118,014	2,103,414	2,292,822
Stock-based compensation (note 11)	540,580	6,687,792	1,492,776	6,773,787
Accretion and other financing costs (note 8)	156,307	254,712	289,280	519,661
Interest expense (note 8)	240,622	335,594	580,336	667,013
Income tax (recovery) expense	(37,699)	1,304,607	(86,395)	1,041,638
Gain (loss) on contingent consideration (note 4)	(7,489)	109,269	96,072	13,275
Gain (loss) on revaluation of options, RSUs, and derivative warrant liability	(649,384)	–	(2,418,900)	–
Other income (expense)	609	(4,841)	–	(8,294)
Foreign exchange loss (note 17)	489,803	153,400	748,563	368,725
Unrealized foreign exchange (gain) loss	(55,644)	347,789	11,745	350,884
Changes in non-cash operating working capital (note 13)	2,304,680	(2,470,697)	2,225,780	(3,498,066)
Cash provided by (used in) operating activities	1,003,884	(2,592,922)	110,185	(3,500,350)

Investing activities
Purchase of property and equipment	(221,424)	(34,707)	(237,886)	(42,247)
Earn out payment	(83,427)	(358,674)	(193,504)	(745,501)
Development costs related to internally generated intangible assets (note 7)	(453,193)	(569,011)	(913,594)	(1,101,309)
Employee loan advancement	–	518,431	–	–
Change in restricted cash	–	1,244	(234,286)	(49,593)
Cash used in investing activities	(758,044)	(442,717)	(1,579,270)	(1,938,650)

Financing activities
Issuance cost reimbursement	–	–	–	1,673
Proceeds from exercise of stock options (note 10)	–	–	–	202,857
Proceeds from exercise of warrants (note 10)	–	–	–	2,092,276
Payment of amendment fees on debt (note 8)	–	–	(239,880)	–
Repayment of debt (note 8)	(190,943)	(228,391)	(4,443,454)	(609,548)
Repayment of lease obligations (note 16)	(79,922)	(60,687)	(117,321)	(105,955)
Payment of interest on debt (note 8)	(9,322)	(324,878)	(631,286)	(636,787)
Payment of interest on lease obligations (note 16)	(26,102)	(7,042)	(54,991)	(14,819)
Cash provided by (used in) financing activities	(306,289)	(620,998)	(5,486,932)	929,697

Net decrease in cash for the period	(60,449)	(3,656,637)	(6,956,017)	(4,509,303)
Cash, beginning of period	3,720,281	16,020,297	10,583,534	16,835,671
Effect of exchange rate changes on cash	(167,925)	11,166	(135,610)	48,458
Cash, end of period	$3,491,907	$12,374,826	$3,491,907	$12,374,826

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company's common shares began trading on the TSX and Nasdaq under, trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”) and using the same accounting policies as described in the Company’s December 31, 2021 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in note 3.

The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued as at August 10, 2022, the date the Board of Directors approved the interim condensed consolidated financial statements.

(b)	Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”). These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2021 and 2020. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

(c)	Functional currency, presentation currency and foreign currency translation

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries. The following are the functional currencies of each of the subsidiaries:

Company/Subsidiary	Functional currency
VIQ Solutions Inc.	CAD
Dataworxs Systems Limited	CAD
VIQ Solutions, Inc.	USD
VIQ Australia PTY Ltd.	AUD
Dataworxs Systems Australia Ltd.	AUD
VIQ Solutions PTY Ltd.	AUD
VIQ Solutions Australia PTY Ltd.	AUD
VIQ PTY Ltd.	AUD
VIQ Australia Services PTY Ltd.	AUD
VIQ Services Inc.	USD
Net Transcripts, Inc.	USD
Hometech, Inc.	USD
Transcription Express, Inc.	USD
VIQ Media Transcription Inc.	USD
wordZexpressed, Inc.	USD
VIQ Solutions (UK) Limited	GBP
VIQ Services (UK) Limited	GBP
The Transcription Agency LLP	GBP

The exchange rates used were as follows:

USD / CAD exchange rate	June 30, 2022	December 31, 2021	June 30, 2021
Closing at the reporting date	0.7756	0.7874	0.8066
Average rate for the period	0.7835	0.7976	0.8138

USD / AUD exchange rate	June 30, 2022	December 31, 2021	June 30, 2021
Closing at the reporting date	0.6891	0.7261	0.7506
Average rate for the period	0.7147	0.7525	0.7695

USD / GBP exchange rate	June 30, 2022	December 31, 2021	June 30, 2021
Closing at the reporting date	1.2146	1.3510	1.3835
Average rate for the period	1.2570	1.3762	1.3970

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(d)	Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the interim condensed consolidated financial statements for the period ended June 30, 2022. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future interim condensed consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

3.	Significant accounting policies

i)	Significant accounting policies, estimates and judgements

The preparation of the financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates. Significant estimates and judgments made by the Company include the valuation of acquired intangible assets, the determination of the recoverable amount of goodwill and non-financial assets, amounts recorded as provisions, recognition of deferred tax assets, the provision for long-term service leave and other employee benefits, contingent consideration, stock based compensation, derivative warrant liabilities and the determination of functional currency.

ii)	New Accounting Pronouncements Adopted in 2022

We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards did not have a material impact on our financial results for the six months ended June 30, 2022 and are not expected to have a material impact in the future.

•	Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

•	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

•	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

(iii)	Standards and interpretations issued but not yet effective

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment and will not be early adopting.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments and will not be early adopting.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments and will not be early adopting

Other Standards

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

•	Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Noncurrent, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023)

4.	Acquisition

On December 13, 2021, the Company through its Australia subsidiary VIQ Solutions Australia Pty Ltd. acquired certain assets of Auscript Australasia Pty Ltd. (“Auscript”). Auscript is a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia and complements the Company’s transcription services business. The acquisition was funded by utilizing cash on hand. As part of this transaction, an estimated $150,000 is to be paid as contingent consideration via a performance-based earn-out payable over seven months. The maximum contingent consideration to be paid is $150,000. At the date of acquisition, contingent consideration was measured on an undiscounted cash flow basis as amounts will be paid within seven months. The acquisition was funded by utilizing cash on hand and $7,496,856 was paid during 2021.

The acquisition completed during the year ended December 31, 2021 was determined to be a business combination and was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective December 13, 2021 for Auscript.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The total consideration for the acquisitions and the purchase price allocation are as follows:

Measurement
Auscript (preliminary)
Consideration
Cash	$7,496,856
Contingent consideration	150,000
Total Consideration	$7,646,856

Identifiable assets acquired and liabilities assumed
Trade and other receivables net of allowance for doubtful accounts	2,124,687
Prepaid expenses and deposits	168,009
Property and equipment	283,394
Right of use assets	912,910
Trade and other payable and accrued liabilities	(1,886,414)
Current portion of contract liabilities	(44,313)
Lease obligations	(911,101)
Deferred tax liability	(852,557)
Customer relationships	2,552,075
Non-compete	57,030
Brand	734,256
Goodwill	$4,508,880

The valuations of the property and equipment and intangible assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. The Company is still assessing the future attrition and growth rates as it relates to the Customer relationships acquired. Fair values assigned to these assets and liabilities may be subsequently adjusted with a corresponding adjustment to goodwill prior to one year after the date of acquisition, which is December 13, 2022.

2020 Acquisition:

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent.

The contingent consideration of WordZ is adjusted based on the revision of the estimated quarterly revenue target achievements, due to decline and/or incline in operational performance. During the three and six months ended June 30, 2022, the Company reported a gain on contingent consideration of $7,489 and a loss on contingent consideration of $96,072 respectively (three and six months ended June 30, 2021 – loss of $109,269 and loss of $13,275 respectively for a reduction in the earnout payable) for the additional earnout payable and reduction in payable. Additionally, accretion expense of $17,555 and $31,014 (three and six months ended June 30, 2021 - $122,500 and $256,788 respectively ) was recorded for WordZ during the three and six months ended June 30, 2022. During the three and six months ended June 30, 2022, earnout payment of $83,427 and $193,504 were paid respectively to the previous owners of WordZ (2021 - $745,501).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

As at June 30, 2022, total contingent consideration payable to WordZ sellers is $471,225 (December 31, 2021 - $523,926), of which $386,387 (December 31, 2021 - $357,323) is recorded as trade and other payables and accrued liabilities, and $84,838 has been recorded as long-term contingent consideration (December 31, 2021 - $166,603).

5.	Trade and other receivables

	June 30, 2022	December 31, 2021
Trade accounts receivable	$4,927,719	$4,423,315
Other receivable (note 6)	1,172,746	1,487,255
Less: allowance for doubtful accounts	(305,853)	(316,202)
	$5,794,612	$5,594,368

As at June 30, 2022, other receivable relates to unbilled revenue of $1,018,833 (December 31, 2021 - $807,067), government assistance receivable of $nil (December 31, 2021 – $574,703) note 6) and sales tax receivable and other receivables of $165,513 (December 31, 2021- $105,485).

6.	Government Assistance

Australian Business Wage Subsidies

During 2021, the Australian government introduced programs to support Australian businesses whose revenues were impacted by the COVID-19 pandemic. During the three and six months ended June 30, 2022, there were no government wage subsidies (three and six months ended June 30, 2021 - $19,310) recognized as a reduction to the related payroll expenses in the interim condensed consolidated statements of loss and comprehensive loss.

U.S. Employee Retention Credit Program

During 2021, the Company determined it was qualified for the U.S. Employee Retention Credit. The Company received $225,453 during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $361,065 and $530,150, respectively).

As at June 30, 2022, there is no outstanding balance reported on the consolidated statement of financial position for assistance receivable (2021 - $574,703) in trade and other receivables. The $574,703 receivable at December 31, 2021 was collected during the six months ended June 30, 2022.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

7.	Intangible assets and goodwill

Details of the Company’s intangible assets as of June 30, 2022 are listed as follows:

	Balance January 1, 2022	Additions	Foreign exchange	Balance June 30, 2022
Cost
Customer relationships	$15,459,158	–	(245,160)	$15,213,998
Technology	470,000	–	–	470,000
Non-compete	176,140	–	(47,699)	128,441
Brand	2,375,539	–	(9,251)	2,366,288
Patents	15,232	–	–	15,232
Internally generated intangible assets	9,371,951	913,594	(160,092)	10,125,453
	$27,868,020	913,594	(462,202)	$28,319,412
Accumulated amortization
Customer relationships	6,361,535	1,362,497	(13,836)	7,710,196
Technology	290,499	47,000	–	337,499
Non-compete	56,743	277,262	(10,093)	323,912
Brand	349,495	91,691	(11,723)	429,463
Patents	–	–	–	–
Internally generated intangible assets	6,047,608	324,964	(107,771)	6,264,801
	13,105,880	2,103,414	(143,423)	15,065,871
Net book value	$14,762,140			$13,253,541

Details of the Company’s goodwill as of June 30, 2022 are listed as follows:

	Balance January 1, 2022	Foreign exchange	Balance June 30, 2022
VIQ Solutions PTY Ltd.	$612,574	(30,980)	$581,594
Dataworxs	141,504	(2,121)	139,383
Net Transcripts	1,575,511	–	1,575,511
Transcription Express	1,516,904	–	1,516,904
HomeTech	477,860	–	477,860
ASC (VIQ Media Transcription)	2,614,802	–	2,614,802
The Transcription Agency LLP	763,597	(68,426)	695,171
Auscript	4,580,348	(218,386)	4,361,962
	$12,283,100	$(319,913)	$11,963,187

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Long-term debt

	June 30, 2022	December 31, 2021
Crown Capital Funding Partner LP Note Payable (a)	$7,589,459	$11,781,127

Unsecured HomeTech interest-free promissory note (b)	346,257	443,322

Unsecured WordZ 5% promissory note (b)	601,303	770,103

U.S. Paycheck Protection Program loan (c)	–	114,269

Less current portion of long term debt	(888,623)	(1,109,713)
	$7,648,396	$11,999,108

(a)	Crown Capital Funding Partner LP Note Payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,634,000 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the period ended September 30, 2020, the Company cancelled previously issued 450,000 common share purchase warrants and reissued new warrants to reflect a price per Share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and the long-term payable is added to the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023. During the three and six months ended June 30, 2022, the Company recorded interest expense of $204,320 and $504,973 respectively (three and six months ended June 30, 2021 - $313,469 and $614,254 respectively).

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the three and six months ended June 30, 2022, there was $110,515 and $198,157 recorded respectively (three and six months ended June 30, 2021 - $88,252 and $173,193) as accretion and other financing expense related to the note payable in the interim condensed consolidated statements of loss and comprehensive loss.

On March 30, 2022, the Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD $300,000). The interest on the Crown Debt facility remained at 10% annual interest and future interest payments were reduced due to the principal repayment. The amendment did not result in the terms of the original agreement being substantially modified, as such the transaction is accounted for as a modification of the old debt The amended secured debt facility waived the Fixed Charge Coverage Ratio for the quarter ending December 31, 2022 and the Net Debt to EBITDA ratio for quarters ended March 31, 2022 and June 30, 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of the respective quarters ending June 30, 2022, September 30, 2022 and December 31, 2022. As at June 30, 2022, the Company was in compliance with the additional financial covenants. Please see note 20 for subsequent events related to amendment to financial covenants.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The Company will recognize modification gains or losses over the remaining term of the liability and a new effective interest rate will be derived. The amendment fee paid was included in the carrying amount of the liability and will be amortized over the remaining term of the modified debt.

Term and repayment schedule Crown Capital Debt Facility (CAD)

Balance at June 30, 2022	$10,450,000
Interest payable Sept 30, 2022	263,397
Interest payable Dec 31, 2022	263,397
Interest payable Mar 31, 2023	257,671
Interest payable Jun 30, 2023	260,534
Interest payable Sept 30, 2023	263,397
Interest payable Nov 28, 2023	168,917
Principal payment Nov 28, 2023	10,450,000

(b)	Unsecured Promissory Notes

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. For the six months ended June 30, 2022, the Company repaid a total principal of $120,000 (six months ended June 30, 2021 - $120,000). The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes. The Company recorded an accretion expense of $10,780 and $22,934 for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $17,274 and $34,549 respectively).

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid Quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes. During the three and six months ended June 30, 2022, the Company recorded interest expense of $8,063 and $17,301 respectively (three and six months ended June 30, 2021 – 13,072 and $27,204 respectively) and accretion expense of $17,456 and $37,175 respectively (three and six months ended June 30, 2021 - $26,688 and $55,133). In addition, the Company repaid $203,417 (2021 – $209,017) during the six months ended June 30, 2022.

(c)	U.S. Paycheck Protection Program Loan

During the six months ended June 30, 2022, the Company repaid $114,269 of the loan balance (2021 - $nil).

9.	Derivative warrant liability

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitle shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants will be exercisable beginning on March 15, 2022 and will expire five years from the issuance date on September 14, 2026.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria i.e. issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price the Warrants issued pursuant to the Offering is denominated in USD currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and is deemed to be variable.

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the interim condensed consolidated statements of loss and comprehensive loss at each period-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on the contractual term. The following are assumptions used by the Company to fair value at initial recognition and:

Six months ended June 30, 2022
Derivative warrant liabilities
	June 30, 2022 Period-End	December 31, 2021 Period-End	September 15, 2021 Initial Recognition
Fair value (CAD)	$0.52	$1.12	$1.93
Share price (CAD)	$1.76	$3.11	$4.43
Exercise price (CAD)	$6.25	$6.35	$6.33
Expected volatility	73.51%	64.72%	62.06%
Option life (years)	4.21	4.71	5.0
Expected dividends	0%	0%	0%

For the three and six months ended June 30, 2022, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $159,964 and $1,046,780 respectively (three and six months ended June 30, 2021 - $nil and $nil). As at June 30, 2022, there were 2,117,647 warrants outstanding and nil exercised (December 31, 2021 – nil warrants outstanding).

10.	Capital Stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

No equity incentive securities have been granted under the Legacy Plans for the six months ended June 30, 2022 (December 31, 2021 – nil stock options granted).

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at June 30, 2022, common shares of the Company were reserved as follows:

	Exercise Price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.84 - $6.00	January 2023 – December 2023	128,750
	$2.20 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000

Options – Omnibus Equity Incentive Plan	$8.84	January 2031 – June 2031	18,000
	$2.80 - $2.99	January 2031 – December 2031	325,000
	$1.35	January 2032 – December 2032	236,563

Deferred share units – Legacy Plan	$1.20	N/A	66,667

Restricted share units – Omnibus Equity Incentive Plan	N/A	January 2024 – December 2024	25,000
	N/A	January 2031 – June 2031	171,017
	N/A	N/A	134,262

Performance share units – Omnibus Equity Incentive Plan	N/A	N/A	195,000

Warrants

During the three and six months ended June 30, 2022, there were no warrants exercised (three and six months ended June 30, 2021 – nil, and 1,123,878 respectively) for $nil proceeds (three and six months ended June 30, 2021 - $nil, and $2,092,276 respectively). During the three and six months ended June 30, 2022, there were no warrants issued under the Legacy plans (three and six months ended June 30, 2021 – nil).

As at June 30, 2022, there were no warrants outstanding other than those classified as derivative warrant liabilities in Note 9 (2021 – nil).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Stock Option Plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue

•	1/3 after one year

•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year

•	1/3 after two years

•	1/3 after three years

During the three and six months ended June 30, 2022, certain stock options granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested Options

•	receive cash payment, net of withholding taxes, equal to vested Options multiplied by the market price of common shares of the Company

•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company has recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability, which is remeasured at each reporting period. On June 11, 2021 the Company initially recorded a share-based payment liability of $141,186 related to the 155,517 options that are deemed to be cash-settled share-based payments. As at June 30, 2022, the Company had no options outstanding that are to be cash-settled as these options were all forfeited.

The forfeiture resulted in a reversal of stock based compensation of $445,821.

As at June 30, 2022, 771,767 options were vested related to the legacy plan (December 31, 2021 – 749,267) with a weighted average exercise price of CAD $2.89 per share (December 31, 2021 – CAD $3.16).

As at June 30, 2022, 18,500 options were vested related to the Omnibus Equity Incentive plan (December 31, 2021 – 46,500) with a weighted average exercise price of CAD $8.84 per share (December 31, 2021 – CAD $8.84).

During the three months and six months ended June 30, 2022, the Company granted 236,563 stock options to directors, officers, employees, and contractors (three and six months ended June 30, 2021 – 790,086). The Company utilized the Black-Scholes option pricing model to fair value the stock options granted and included the following assumptions:

	Six months ended June 30th, 2022	Six months ended June 30th, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value at grant date	$1.32	$7.29
Share price at grant date	$1.32	$8.93
Exercise price	$1.35	$8.84 - $8.93
Expected volatility	62.47% - 64.17%	81.60%
Option life	5.5 – 6.5	10.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.91%	1.38%

During the three and six months ended June 30, 2022, nil options were exercised (three and six months ended June 30, 2021 – nil and 178,333 respectively), for $nil proceeds (three and six months ended June 30, 2021 - $nil and $202,857 respectively). There were 809,586 and nil stock options forfeited during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 – nil). There were 72,000 stock options that expired during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 – nil).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding and exercisable per the legacy plan as at June 30, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.84 - $6.00	128,750	1.4 years	$3.01	128,750	$3.01
$2.20 - $3.10	247,017	2.0 years	$2.44	247,017	$2.44
$3.13	396,000	2.8 years	$3.13	396,000	$3.13
	771,767	2.3 years	$2.89	771,767	$2.89

The following information applies to stock options outstanding and exercisable per the Omnibus Equity Incentive plan as at June 30, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$1.35	236,563	9.9 years	$1.35	57,813	$1.35
$2.80 - $2.99	325,000	9.5 years	$2.90	-	-
$8.84 – $8.93	18,000	9.0 years	$8.84	18,000	$8.84
	579,563	9.4 years	$2.45	75,813	$3.13

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units (“DSUs”) Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at June 30, 2022 were 2,996,340 (December 31, 2021 – 2,988,172) of which 1,351,330 were outstanding stock options, 66,667 were outstanding DSUs, 330,279 were outstanding RSUs, and 195,000 of outstanding PSUs for a total of 1,943,275 (December 31, 2021 – 2,259,036).

The Company did not grant any DSU’s to Directors of the Company during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 – nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Restricted Share Units Plan. RSUs have a term not exceeding ten years to indefinite expiry when granted, can be fully vested or vest as follows:

•	1/3 after one year

•	1/3 after two years

•	1/3 after three years

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

During the three and six months ended June 30, 2022, certain RSU granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs

•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company

•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Certain RSUs issued by the Company included the choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash settled share based payment and recorded a share based liability. As at June 11, 2021, the Company initially recorded a share-based payment liability of $36,219 related to the RSUs that are deemed to be cash-settled share-based payments.

During the three and six months ended June 30, 2022, 253,974 RSUs were granted to directors, officers, employees, and contractors. 183,974 RSUs were vested and 119,712 RSUs were exercised (three and six months ended June 30, 2021 – 998,378 were granted, 842,861 were vested, and 821,679 were exercised). The Company utilized the Black-Scholes option pricing model to initially fair value the RSUs granted and included the following assumptions:

	Six months ended, June 30, 2022	Six months ended June 30, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$1.32	$8.93
Share price (CAD)	$1.32	$8.93
Exercise price (CAD)	N/A	N/A
Expected volatility	64.17%	81.58%
Option life (years)	N/A	10.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.91%	1.38%

As a result of measuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $134,205 and $308,458 for during the three and six months ended June 30, 2022 (three and six months ended 2021 – $nil). The significant inputs used in the Black-Scholes option pricing model were as follows:

	Three months ended June 30, 2022	Year ended December 31, 2021	Three months ended June 30, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$1.76	$3.11	N/A
Share price (CAD)	$1.76	$3.11	N/A
Exercise price (CAD)	N/A	N/A	N/A
Expected volatility	80.65%	83.07%	N/A
Option life (years)	8.95	9.5	N/A
Expected dividends	0%	0%	N/A
Risk-free interest rate (based on government bonds)	3.23%	1.42%	N/A

Performance Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Performance Share Units Plan (“PSU”). The PSUs have an indefinite term when granted and vest 100% after one year if the performance vesting conditions are met. As at June 30, 2022, the Company has determined that it is probable that the performance vesting condition will be met by the respective employees.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

During the three and six months ended June 30, 2022, 195,000 PSUs were granted to employees. The Company utilized the Black-Scholes option pricing model to initially fair value the PSUs granted and included the following assumptions:

Three and six months ended, June 30, 2022
Omnibus Equity Incentive Plan
Fair value (CAD)	$1.32
Share price (CAD)	$1.32
Exercise price (CAD)	N/A
Expected volatility	64.17%
Option life (years)	N/A
Expected dividends	0%
Risk-free interest rate (based on government bonds)	2.91%

11.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options, RSUs, and PSUs granted to directors, officers, employees and contractors for the three and six months ended June 30, 2022 was $540,580 and $1,492,776 respectively (three and six months ended June 30, 2021 - $6,687,792 and $6,773,787) which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $525,922 (2021 – $6,603,345) and share based payment liability of $966,854 (2021 - $170,442).

12.	Net loss per share

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Numerator for basic and diluted net loss per share:
Net loss for the period	$(3,198,138)	$(10,498,662)	$(5,208,053)	$(12,165,451)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	28,653,056	25,029,019	29,890,785	24,749,637
Effect of potential dilutive securities	–	–	–	–
Adjusted denominator for diluted net loss per share	28,653,056	25,029,019	29,890,785	24,749,637

Basic net loss per share	$(0.11)	$(0.42)	$(0.17)	$(0.49)
Diluted net loss per share	$(0.11)	$(0.42)	$(0.17)	$(0.49)

As at June 30, 2022, 3,629,359 respectively of potentially dilutive common shares (June 30, 2021 - 1,973,052) issuable upon the exercise of warrants, deferred share units, and options were not included in the computation of loss per share because their effect was anti-dilutive.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
Trade and other receivables	$1,024,212	$(565,087)	$(50,422)	$(1,284,261)
Inventories	17,215	(16,140)	12,813	(25,749)
Prepaid expenses	(24,396)	(176,792)	294,852	(364,465)
Trade and other payables	755,704	(1,342,259)	1,525,647	(1,504,143)
Contract liabilities and taxes	531,945	(370,419)	442,890	(319,448)
Total	$2,304,680	$(2,470,697)	$2,225,780	$(3,498,066)

Other supplemental cash flow information as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
Cash received for interest	$120	$4,941	$729	$8,394
Cash paid for interest	35,423	331,920	686,277	651,606

14.	Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

The Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly reviews our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Financial information by reportable business segment is as follows:

	Three months ended June 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$1,080,069	$11,271,586	$-	$12,351,655
Gross profit	730,078	5,364,124	–	6,094,202
Selling and administrative expenses	3,966,984	1,909,121	656,335	6,532,440
Stock-based compensation	52,277	488,303	–	540,580
Research and development expenses	278,357	–	–	278,357
Depreciation and amortization	237,189	982,448	–	1,219,637
Foreign exchange (gain) loss	(263,571)	753,374	–	489,803
Interest, accretion and other financing costs	5,025	21,077	371,333	397,435
Gain on contingent consideration	–	(7,489)	–	(7,489)
Gain on revaluation of options	(35,276)	(319,939)	–	(355,215)
Gain on revaluation of RSUs	(12,283)	(121,922)	–	(134,205)
Gain on revaluation of the derivative warrant liability	(22,234)	(137,730)	–	(159,964)
Restructuring costs	154,727	–	–	154,727
Business acquisition costs	–	–	374,053	374,053
Other income	–	(120)	–	(120)
Current income tax expense	–	110,135	–	110,135
Deferred income tax recovery	–	(147,834)	–	(147,834)
Segment income (loss)	(3,631,117)	1,834,700	(1,401,721)	(3,198,138)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended June 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated loss
Revenue	$1,232,184	$6,959,628	$–	$8,191,812
Gross profit	1,007,645	2,973,434	–	3,981,079
Selling and administrative expenses	2,372,069	800,806	780,171	3,953,046
Stock-based compensation	–	–	6,687,792	6,687,792
Research and development expenses	260,010	–	–	260,010
Depreciation and amortization	500,613	687,502	–	1,188,115
Foreign exchange loss	152,729	671	–	153,400
Interest, accretion and other financing costs	6,406	636	583,264	590,306
Loss on contingent consideration	–	109,269	–	109,269
Restructuring costs	238,037	–	–	238,037
Other expense (income)	(8,049)	(345)	3,553	(4,841)
Current income tax expense	–	43,348	–	43,348
Deferred income tax expense	–	1,261,259	–	1,261,259
Segment income (loss)	(2,514,170)	70,288	(8,054,780)	(10,498,662)

	Six months ended June 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$1,838,768	$22,037,868	$-	$23,876,636
Gross profit	1,213,741	10,369,510	–	11,583,251
Selling and administrative expenses	5,968,517	5,391,139	1,309,092	12,668,748
Stock-based compensation	114,960	1,377,816	–	1,492,776
Research and development expenses	477,442	–	–	477,442
Depreciation and amortization	388,929	1,990,052	–	2,378,981
Foreign exchange loss	267,936	480,627	–	748,563
Interest, accretion and other financing costs	10,386	44,605	815,130	870,121
Loss on contingent consideration	–	96,072	–	96,072
Gain on revaluation of options	(81,914)	(981,748)	–	(1,063,662)
Gain on revaluation of RSUs	(23,755)	(284,703)	–	(308,458)
Gain on revaluation of the derivative warrant liability	(80,614)	(966,166)	–	(1,046,780)
Restructuring costs	169,108	–	–	169,108
Business acquisition costs	–	–	395,517	395,517
Other income	(386)	(343)	–	(729)
Current income tax expense	–	172,642	–	172,642
Deferred income tax recovery	–	(259,037)	–	(259,037)
Segment income (loss)	(5,996,868)	3,308,554	(2,519,739)	(5,208,053)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Six months ended June 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$2,918,473	$13,527,561	$-	$16,446,034
Gross profit	2,391,244	5,607,670	–	7,998,914
Selling and administrative expenses	3,712,723	2,486,742	1,292,691	7,492,156
Stock-based compensation	–	–	6,773,787	6,773,787
Research and development expenses	499,673	–	–	499,673
Depreciation and amortization	1,060,739	1,375,739	–	2,436,478
Foreign exchange loss	367,978	747	–	368,725
Interest, accretion and other financing expense	12,892	1,927	1,171,855	1,186,674
Gain on contingent consideration	–	13,275	–	13,275
Restructuring costs	240,344	119,909	–	360,253
Other income	(8,049)	(345)	100	(8,294)
Current income tax expense	–	1,358	–	1,358
Deferred income tax expense	–	1,040,280	–	1,040,280
Segment income (loss)	(3,495,056)	568,038	(9,238,433)	(12,165,451)

The comparative figures have been adjusted for the three and six months ended June 30, 2021 to reflect the current year’s presentation. The revenue originally reported for the three and six months ended June 30, 2021 for technology and related revenue was $1,164,088 and $2,587,443 respectively. For technology services, the revenue originally reported was $7,027,724 and $13,858,591 respectively for the three and six months ended June 30, 2021. The gross profit originally reported for the three and six months ended June 30, 2021 for technology and related revenue was $1,139,056 and 2,440,095 respectively. For technology services, gross profit originally reported for the three and six months ended June 30, 2021 was $2,842,023 and $5,558,819 respectively. The adjustments were not considered material and did not affect the Company’s consolidated revenue or consolidated net loss.

15.	Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 14).

	Three months ended June 30,		Six months ended June 30,
Primary geographical markets	2022	2021	2022	2021
Australia	$7,310,574	$2,538,424	$13,585,880	$4,951,878
United States	4,577,537	4,803,436	9,255,417	9,681,948
United Kingdom	395,088	538,486	897,752	1,206,874
Canada	50,478	97,466	96,903	107,867
Other	17,978	214,000	40,684	497,467
Total	$12,351,655	$8,191,812	$23,876,636	$16,446,034

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
Major products/service lines	2022	2021	2022	2021
Technology services	$11,271,586	$6,959,628	$22,037,868	$13,527,561
Software licenses	49,002	550,462	92,849	1,262,755
Support and maintenance	475,638	411,949	950,906	1,000,656
SaaS	16,785	10,306	38,364	40,019
Subscriptions	115,177	36,287	217,047	38,673
Professional services	329,606	53,756	377,699	297,019
Hardware and other	93,861	169,424	161,903	279,351
Total	$12,351,655	$8,191,812	$23,876,636	$16,446,034

The Company had two customers who contributed greater than 10 percent of consolidated total revenues during the period ended June 30, 2022 which comprised of 19.4% and 14.6% (2021 – one customer at 11.4 percent).

Technology services, software licenses, professional services, hardware and other revenue are recognized at a point in time and support and maintenance, SaaS, and subscription revenue is satisfied over time.

16.	Lease obligations

Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Lease liabilities, beginning of period	$1,177,573	$309,492	$1,188,769	$354,199
Additions	-	-	-	-
Disposals	-	-	-	-
Interest on lease liabilities	26,102	7,042	54,991	14,819
Interest payments on lease liabilities	(26,102)	(7,042)	(54,991)	(14,819)
Principal payments of lease liabilities	(79,922)	(60,687)	(117,321)	(105,955)
Adjustments	(8,642)	-	(8,642)	(1,736)
Foreign exchange difference	(70,085)	18,695	(43,882)	20,992
Lease obligations, end of period	$1,018,924	$267,500	$1,018,924	$267,500
Less: current portion of lease obligations	(251,781)	(50,479)	(251,781)	(50,479)
Long-term lease obligations	$767,143	$217,021	$767,143	$217,021

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2022	213,363
2023	455,438
2024	323,096
2025	236,877
$1,228,774

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

17.	Risk management for financial instruments

The estimate fair values of cash, trade and other receivables, restricted cash, trade, accrued liabilities and other payables approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights, share based payment liability, contingent considerations and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at June 30, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due within twelve months and has the ability to fund any operating losses that may occur in the upcoming periods. Refer to Note 20 for additional information.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk. Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the interim condensed consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	June 30, 2022	December 31, 2021
United States	50%	48%
Australia	35%	31%
United Kingdom	9%	14%
Rest of world	6%	7%
	100%	100%

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of June 30, 2022, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $4,721 (2021 – $37,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $43,000 as at June 30, 2022 (2021 – $54,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $4,000 as at June 30, 2022 (2021 – $49,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $489,803 and $748,563 respectively for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 – foreign exchange loss of $153,400 and $368,725).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

18.	Purchase Commitment

The Company has entered into a commitment for capital equipment refreshment for the Australian court business in the amount of $550,000 which the Company expect to pay during the remainder of 2022.

19.	Seasonality

Interim period revenues, gross profit and net income or loss are not necessarily indicative of the results of operations for the full fiscal year. Within the Company’s Technology Services segment, the Company has identified that the first and fourth quarter revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.

20.	Subsequent Event

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending September 30, 2022 and December 31, 2022 were unchanged.

On July 21, 2022, the Company completed a private placement  offering to institutional investors (“PIPE”).  Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other PIPE expenses.  Each Unit consists of one Common Share and one Common Share purchase warrant “Warrant”) .. Each Warrant entitles the holder thereof to purchase one Share at an exercise price of $1.39.  The Warrants will be exercisable beginning on January 21, 2023 and  will expire on July 21, 2027.  The Company intends use the net proceeds from the offering for continuing development of product and service offerings, working capital and, potential future acquisitions.